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                              January 26, 2024

       Dale Gibbons
       Chief Financial Officer
       Western Alliance Bancorporation
       One E. Washington Street, Suite 1400
       Phoenix, AZ 85004

                                                        Re: Western Alliance
Bancorporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            Response Dated
October 10, 2023
                                                            File No. 001-32550

       Dear Dale Gibbons:

              We have reviewed your October 10, 2023 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.



       Form 10-Q filed October 31, 2023

       Concentration of Lending Activities, page 75

   1. We note the tabular disclosure and discussion on page 75 detailing the composition of your gross loan
portfolio, which includes commercial real estate (   CRE   ). Given the
                                                        significance of CRE in
your total loan portfolio, please revise your disclosures, in future filings, to further
discuss other CRE characteristics (e.g., current weighted average and/or range of loan-to-value
ratios, updated vacancy rates, etc.), if any. In addition, revise to describe the specific
details of any risk management policies, procedures or other actions undertaken by
management in response to the current environment.
              Please contact Lory Empie at 202-551-3714 or John Nolan at 202-551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact
       John Stickel at 202-551-3324 or James Lopez at 202-551-3536 with any other questions.
 Dale Gibbons
Western Alliance Bancorporation
January 26, 2024
Page 2


FirstName LastNameDale Gibbons                 Sincerely,
Comapany NameWestern Alliance Bancorporation
                                               Division of Corporation Finance
January 26, 2024 Page 2                        Office of Finance
FirstName LastName